File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

05013026

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL RECEIVED PROCESSING
NOV 30 2005
WASH. D.C. 192 SECTION

SUPPL

28 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS-NFO Finance LLC – Company no. FC026107- Form BR4 Return by an oversea company subject to branch registration of change of directors or secretary or of their particulars.
2. The Customer Equity Company Limited – Company no. 4049251 – Form 288a Appointment of director or secretary – Mr Michael William Penford.
3. The Customer Equity Company Limited – Company no. 4049251 – Form 288b Terminating appointment as director or secretary – Jan Hendrik Hofmeyr.
4. The Customer Equity Company Limited – Company no. 4049251 – Form 288b Appointment of director or secretary – Lesley Alexandra Van der Walt.
5. Taylor Nelson Sofres plc – Company no. 00912624 – RNS announcement – Blocklisting Interim Review.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

051128 - (Securities & Exchange Commission)(Form BR4 & Form 288a & 288b).doc

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

28 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS-NFO Finance LLC – Company no. FC026107- Form BR4 Return by an oversea company subject to branch registration of change of directors or secretary or of their particulars.
2. The Customer Equity Company Limited – Company no. 4049251 – Form 288a Appointment of director or secretary – Mr Michael William Penford.
3. The Customer Equity Company Limited – Company no. 4049251 – Form 288b Terminating appointment as director or secretary – Jan Hendrik Hofmeyr.
4. The Customer Equity Company Limited – Company no. 4049251 – Form 288b Appointment of director or secretary – Lesley Alexandra Van der Walt.
5. Taylor Nelson Sofres plc – Company no. 00912624 – RNS announcement – Blocklisting Interim Review.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

24 November 2005

Dear Sir/Madam

Please find enclosed the following: -

TNS-NFO FINANCE LLC

1. Form BR4 resigning Ted Hoefling

THE CUSTOMER EQUITY COMPANY LIMITED

2. Form 288a appointing Micheal Penford
3. Form 288a appointing Lesley van der Walt
4. Form 288a resigning Jan Hofmeyr

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

RECEIVED NOV 3 0 2005 192 PROCESSING SECTION

X:\Users\CompanySecretarial 050101\Companies House\051124_let.doc

F/N: 82-4666

BR4

CHFP010

This form should be completed in black.

Return by an oversea company subject to branch registration of change of directors or secretary or of their particulars

(Pursuant to Schedule 21A, paragraph 7(1) of the Companies Act 1985)

Company Number	FC026107
Branch Number	
Company Name	TNS - NFO Finance LLC
Branch Name (If different)	

Resignation, etc.

(This includes any form of ceasing to hold office e.g. death or removal from office).

		Day	Month	Year
Date of resignation etc.	DR	02	07	2005

Resignation etc. as director XD [X]

Resignation etc. as secretary XS [ ]

Please mark the appropriate box. If registration etc is as a director and secretary mark both boxes

Forenames: Edward Fredrick

Surname: HOEFLING

		Day	Month	Year
Date of birth (directors only)	DO	17	07	1952

(See note on page 4)

This return is delivered in respect of all the branches listed on page 4

To whom should Companies House direct any enquires about the information on this form?

Name: Sofia Bernsand, Taylor Nelson Sofres plc

Address: TNS House, Westgate, London

W5 1UA

Tel: 0208 967 2230

When completed, this form should be delivered to the address on page 4

F/N:82-4668

Appointment

(Turn to page 3 notify resignation or alterations of particulars)

		Day	Month	Year
Date of appointment	DA			

Appointment of director: CD [ ]

Appointment of secretary: CS [ ]

Please mark the appropriate box. If appointment is as director and secretary mark both boxes.

NOTES

Show the full forenames, **NOT INITIALS**. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential address line.

Give previous forenames or surname except:

- for a married woman the name before marriage need not be given,
- for names not used since the age of 18 or for at least 20 years.

A peer or an individual known by a title may state the title instead of or in addition to the forenames and surname.

* Voluntary details

† Directors only

Other directorships
Give the name of every company incorporated in Great Britain which the person concerned is a director or has been a director at any time in the past 5 years. Exclude a company which either is, or at all times during the past 5 years when the person was a director, was

- dormant
- a parent company which wholly owned the company making the return
- another wholly owned subsidiary of the same parent company

You may use a separate sheet of paper if necessary.

Give brief particulars of the extent of the powers exercised (e.g. whether they are limited to powers expressly conferred by the instruments of appointment, or whether they are subject to express limitations) where the powers are exercised jointly, give the name(s) of the person(s).

\# Mark as applicable

This return must be delivered to the Registrar within 21 days of the notice being received in Great Britain in due course of post (if despatched with due diligence)

Name

*Style/Title ______

Forenames ______

Surname ______

*Honours etc ______

Previous forenames ______

Previous surname ______

Usual residential AD ______

______

Post town ______

County/region ______

Postcode ______

		Day	Month	Year
†Date of birth	DO			

†Nationality NA ______

†Business Occupation OC ______

†Other directorships ______

______

______

Scope of authority

The extent of the authority to represent the company is:- (give details)

______

______

______

These powers:-

\# [ ] May be exercised acting alone

\# [ ] Must be exercised with:-

(Give names of co-authorised person(s))

______

______

Consent signature

I consent to act as director / secretary of the above named company

Signed ______ Date ______

A serving director etc. must also sign the form on page 4

F/N: 82-4668

ALTERATION OF PARTICULARS

(this section is not for appointments or resignations)

Date of change of particulars

	Day	Month	Year
DR			

Complete this section in all cases where particulars of a serving director / secretary have changed and then the appropriate section below

Date of change of particulars, as director — XD [ ]

Date of change of particulars, as secretary — XS [ ]

Please mark the appropriate box. If change of particulars is as director and secretary mark both boxes

Forenames / Surname (names previously notified to Companies House) ______________________

Date of birth (directors only)

	Day	Month	Year
DO			

Change of name (enter new name)

Forenames ______________________

Surname ______________________

Change of usual residential address (enter new address)

AD ______________________

____

Post town ______________________

County / region ______________________

Postcode __________ Country __________

Nationality ______________________

Change to authority to act (if applicable)

Give brief particulars of any change in the authority of a director to represent the company, including any alterations to the manner in which existing or new powers may be exercised (e.g. requiring them to be exercised with other persons.)

The extent of the authority of the above person to represent the company has been altered to:- (give details)

____

____

____

These powers:-

[ ] May be exercised alone or

[ ] Must be exercised with:-

(Give names of co-authorised persons)

____

____

____

____

Mark as applicable

F/N: 82-4668

Form BR4

Registration Number	Branch Name

NOTE:- A return must be delivered in respect of any alteration to the company particulars by each branch of an oversea company. If, however, a company has more than one branch in THE SAME PART of Great Britain, it may deliver only one form in respect of all those branches, provided it completes the table above on this page.

Signature

Signed [signature]

*~~Director~~ / Secretary / ~~Permanent representative~~

Date 24/11/2005

*delete as appropriate

When completed, this form should be delivered to :-

For branches registered in England and Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

For branches registered in Scotland

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

P/N:02-4668

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4049251

Company Name in full The Customer Equity Company Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	24	11	2005	†Date of Birth	24	04	1953

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Michael William

Surname: Penford

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† **Usual residential address**: Hill House, Lower End

Post town: Long Crendon Postcode: HP18 9EF

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Managing Dir.

†Other directorships (additional space overleaf): TNS UK Limited, Radar Research Limited

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 21.11.05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 24/11/05

(**a ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

F/N:82-4668

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 04049251

Company Name in full The Customer Equity Company Limited

	Day	Month	Year
Date of termination of appointment	3 0	1 1	2 0 0 5

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Jan Hendrik

Surname: Hofmeyr

	Day	Month	Year
† Date of Birth	0 2	0 2	1 9 5 3

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 24/11/2005

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

P/N: 02-4668

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4049251

Company Name in full The Customer Equity Company Limited

	Day	Month	Year
Date of appointment	24	11	2005
†Date of Birth	21	02	1965

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): LESLEY ALEXANDRA

Surname: VAN DER WALT

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 23 SANATORIUM RD

Post town: CLAREMONT Postcode: 7708

County / Region: WESTERN CAPE Country: SOUTH AFRICA

†Nationality: SOUTH AFRICAN †Business occupation: MANAGING DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 17/11/2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 24/11/2005

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc

TNS House,Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

F/N:82-4668

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Blocklisting Interim Review		13:20 24 Nov 05		

Full Announcement Text

BLOCK LISTING SIX-MONTHLY RETURN

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1989 Savings Related Share Option Scheme
3.	Period of return:	1 May 2005 to 11 November 2005
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	514,618

F/N: 82-4668

5.	Number of shares issued/allotted under scheme during period:	79,245
6.	Balance under scheme not yet issued/allotted at end of period:	435,373
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

447,705,120 at 11 November 2005

Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: **Ian Portal**

Position: **Group Company Secretary**

Date: **24 November 2005**

BLOCK LISTING SIX-MONTHLY RETURN

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan (WESP)
3.	Period of return:	1 May 2005 to 11 November 2005
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	1,364,239
5.	Number of shares issued/allotted under scheme during period:	100,076
6.	Balance under scheme not yet issued/allotted at end of period:	1,264,163
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

447,705,120 at 11 November 2005

Contact for queries: Ian Portal, Group Company Secretary

Address: Taylor Nelson Sofres plc
TNS House
Westgate

F/N:82-4668

+44 (0)208-967 2196	London W5 1UA

Person making return:

Name: **Ian Portal**

Position: **Group Company Secretary**

Date: **24 November 2005**

F/N: 82-4668

BLOCK LISTING SIX-MONTHLY RETURN

1.	Name of company:	Taylor Nelson Sofres plc
2.	2. Name of scheme:	Taylor Nelson Sofres plc **1994** Executive Share Option Scheme; and Taylor Nelson Sofres plc **2001** Executive Share Option Plan
3.	Period of return:	1 May 2005 to 11 November 2005
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	8,197,588
5.	Number of shares issued/allotted under scheme during period:	189,374
6.	Balance under scheme not yet issued/allotted at end of period:	8,008,214
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

447,705,120 at 11 November 2005

Contact for queries: Ian Portal Address: Taylor Nelson Sofres plc

F/N: 82-4668.

Group Company Secretary +44 (0)208-967 2196	TNS House Westgate London W5 1UA

Person making return:

Name: **Ian Portal**

Position: **Group Company Secretary**

Date: **24 November 2005**

END

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status list